                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                                   MIDAS, INC.
                                   -----------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    595626102
                                    ---------
                                 (CUSIP NUMBER)

                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 20, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 Pages

------------------------                        --------------------------------

CUSIP NO. 595626102                                     PAGE 2 OF 15 PAGES

------------------------                        --------------------------------




=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person

                             NEW VALLEY CORPORATION
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) [ ]
                (b)[X]
--------------- ----------------------------------------------------------------
3               SEC Use Only
--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       WC
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]
--------------- ----------------------------------------------------------------
                Citizenship or Place of Organization
6               Delaware
=============== ================================================================
                              7    Sole Voting Power

                                         824,900
                           ------- ---------------------------------------------
                              8    Shared Voting Power
                                           - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                    824,900
Each Reporting Person
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power
                                            - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                         824,900
--------------- ----------------------------------------------------------------
12              Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                [ ]
--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                            5.5%
--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)              CO
=============== ================================================================

------------------------                        --------------------------------

CUSIP NO. 595626102                                     PAGE 3 OF 15 PAGES

------------------------                        --------------------------------



=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                            NEW VALLEY HOLDINGS, INC.
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) [ ]
                (b) [X]
--------------- ----------------------------------------------------------------
3               SEC Use Only
--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]
--------------- ----------------------------------------------------------------
6               Citizenship or Place of Organization
                Delaware
=============== ================================================================
                              7    Sole Voting Power

                                          - 0 -
                           ------- ---------------------------------------------
                              8    Shared Voting Power
                                          - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                     - 0 -
Each Reporting Person
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power
                                          - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                          - 0 -
--------------- ----------------------------------------------------------------
12              Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                [X]
--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                          0%
--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC
=============== ================================================================

------------------------                        --------------------------------

CUSIP NO. 595626102                                     PAGE 4 OF 15 PAGES

------------------------                        --------------------------------



=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                          VGR HOLDING INC.
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) [ ]
                (b) [X]
--------------- ----------------------------------------------------------------
3               SEC Use Only
--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]
--------------- ----------------------------------------------------------------
6               Citizenship or Place of Organization
                Delaware
=============== ================================================================
                              7    Sole Voting Power

                                              - 0 -
                           ------- ---------------------------------------------
                              8    Shared Voting Power
                                              - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by
Each Reporting Person                         - 0 -
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power
                                              - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                              - 0 -
--------------- ----------------------------------------------------------------
12              Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                [X]
--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                              0%
--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC
=============== ================================================================

------------------------                        --------------------------------

CUSIP NO. 595626102                                     PAGE 5 OF 15 PAGES

------------------------                        --------------------------------



=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                              VECTOR GROUP LTD.
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) [ ]
                (b) [X]
--------------- ----------------------------------------------------------------
3               SEC Use Only
--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]
--------------- ----------------------------------------------------------------
6               Citizenship or Place of Organization
                Delaware
=============== ================================================================
                              7    Sole Voting Power

                                              - 0 -
                           ------- ---------------------------------------------
                              8    Shared Voting Power
                                              - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                         - 0 -
Each Reporting Person
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power
                                               - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                               - 0 -
--------------- ----------------------------------------------------------------
12              Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                [X]
--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                               0%
--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC
=============== ================================================================

------------------------                        --------------------------------

CUSIP NO. 595626102                                     PAGE 6 OF 15 PAGES

------------------------                        --------------------------------



=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                               BENNETT S. LEBOW
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) [ ]
                (b) [X]
--------------- ----------------------------------------------------------------
3               SEC Use Only
--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]
--------------- ----------------------------------------------------------------
6               Citizenship or Place of Organization
                United States
=============== ================================================================
                              7    Sole Voting Power

                                               - 0 -
                           ------- ---------------------------------------------
                              8    Shared Voting Power
                                               - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by
Each Reporting Person                          - 0 -
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power
                                               - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                               - 0 -
--------------- ----------------------------------------------------------------
12              Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                [X]
--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                               0%
--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)              IN
=============== ================================================================

ITEM 1.  Security and Issuer.

         This Schedule relates to the Common Stock, par value $.001 per share ("Common Stock"), of Midas, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1300 Arlington Heights Road, Itasca, Illinois 60143, (630) 438-3000.

ITEM 2.  Identity and Background.

         (a)      This Schedule is being filed by the following persons:

                  (i) New Valley Corporation ("New Valley"), a Delaware corporation, in which New Valley Holdings, Inc. ("N.V. Holdings") and VGR Holding Inc. ("VGR Holding") hold approximately 56.3% of the common shares;

                  (ii) N.V. Holdings, a Delaware corporation, which is a wholly-owned subsidiary of VGR Holding;

                  (iii) VGR Holding, a Delaware corporation, which is a wholly-owned subsidiary of Vector Group Ltd. ("VGR");

                  (iv) VGR, a Delaware corporation, in which Bennett S. LeBow is the direct or indirect beneficial owner of approximately 36.7% of the common stock; and

                  (v)      Bennett S. LeBow.

         Each of the persons listed in (i) to (v) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 824,900 shares of Common Stock of the Company (the "Securities") or approximately 5.5% of the outstanding shares of the Common Stock of the Company within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person or that the Reporting Persons are acting as a group within the meaning of Section 13(d)(3) of the Act.

         (b),(c) New Valley is engaged principally in the investment banking and brokerage business through its interest in its majority-owned subsidiary Ladenburg Thalmann Financial Services Inc. and in the real estate business in Russia through BrookeMil Ltd. and Western Realty Development LLC.

         VGR is a holding company for a number of businesses. It is engaged principally in the development of new, less hazardous cigarette products through its Vector Tobacco subsidiaries; the manufacture and sale of cigarettes in the United States through its subsidiary Liggett Group Inc.; and the investment banking and brokerage business in the United States and the real estate business in Russia through its majority-owned subsidiary New Valley. VGR Holding is a holding company for various businesses of VGR, including N.V. Holdings, and holds, together with N.V. Holdings, an approximate 56.3% interest in New Valley's common shares. Mr. LeBow is the Chairman of the Board and Chief


                               Page 7 of 15 Pages

Executive Officer of VGR, VGR Holding, N.V. Holdings and New Valley, and holds various positions with VGR's subsidiary companies. A list of directors and executive officers of each of VGR, VGR Holding, N.V. Holdings and New Valley is attached hereto as Exhibit A. The principal business address and the principal office address of each of VGR, VGR Holding and New Valley and, except as otherwise indicated, their respective directors and executive officers and the business address of Mr. LeBow is 100 S.E. Second Street, Miami, Florida 33131. The principal business address and principal office address of N.V. Holdings and, except as otherwise indicated, its directors and executive officers is 204 Plaza Centre, 3505 Silverside Road, Wilmington, Delaware 19810.

         (d),(e) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. LeBow is a citizen of the United States of America, and, to the best knowledge of the Reporting Persons, each of the persons named in Exhibit A is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price for the Securities acquired by New Valley on September 20, 2001, including shares acquired by its wholly-owned subsidiary Alki Corp. ("Alki"), a Delaware corporation, was approximately $2,217,000. These Securities were purchased with New Valley's working capital.

ITEM 4.  Purpose of Transactions.

         The Reporting Persons have acquired the Securities because, in their opinion, such Securities are undervalued by the market at the present time. The Securities were also acquired with a view towards the Reporting Persons influencing material business decisions relating to the future of the Company. The Reporting Persons will monitor developments at the Company on a continuing basis, and may communicate with members of management of the Company, with other shareholders or potential shareholders of the Company, concerning matters relating to the Company.

         Any of the Reporting Persons may acquire additional shares of Common Stock or other securities of the Company (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Alternatively, each Reporting Person reserves the right to dispose or cause the disposal of some or all of the Securities in the open market, in privately negotiated transactions or otherwise. In addition, each Reporting Person may purchase or sell options on securities of the Company and may have a short position in such securities. The possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.


                               Page 8 of 15 Pages

         (a) As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 824,900 shares of Common Stock of the Company, which constituted approximately 5.5% of the 14,921,306 shares of Common Stock of the Company outstanding as of June 30, 2001 (as reported in the Company's Report on Form 10-Q for the quarter ended June 30, 2001). To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to be acting as a group with the Reporting Persons.

         Howard M. Lorber, a person listed in Exhibit A attached hereto, beneficially owns indirectly, through a Keogh Plan, 2,183 shares of Common Stock, or less than 0.1% of the outstanding Common Stock.

         (b) With respect to the 824,900 shares of Common Stock acquired by New Valley, New Valley exercises both sole voting power and sole dispositive power. Since Mr. LeBow is the direct or indirect beneficial owner of approximately 36.7% of the common stock of VGR, which in turn controls VGR Holding, which in turn controls N.V. Holdings, which together with VGR Holding holds approximately 56.3% of New Valley's common shares, each of these Reporting Persons may be deemed to exercise both voting power and dispositive power with respect to such shares. To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to exercise voting power and dispositive power with respect to such shares.

         Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Securities owned by each other Reporting Person since Mr. LeBow is the direct or indirect beneficial owner of 36.7% of the common stock of VGR, which in turn owns 100% of the capital stock of VGR Holding, which in turn owns 100% of the capital stock of N.V. Holdings, which in turn, together with VGR Holding, holds approximately 56.3% of the common shares of New Valley. The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Securities either for purposes of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Under the definition of "beneficial ownership," it is also possible that members of the Board of Directors of New Valley (including Mr. LeBow), in their capacities as such, might be deemed to be beneficial owners of the Securities and share the voting and dispositive powers with regard to the Securities. Except as otherwise disclosed herein with respect to Mr. Lorber, neither the filing of this Schedule nor any of its contents shall be construed as an admission that the directors of New Valley are beneficial owners of any of the Securities, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         Mr. Lorber has sole voting power and sole dispositive power over the 2,183 shares of Common Stock beneficially owned by him.

         (c) On September 20, 2001, New Valley purchased in the open market on the New York Stock Exchange 200,000 shares of Common Stock as described in Exhibit B, which is attached hereto and incorporated herein by reference. None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of their respective directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.

         (d) No person other than New Valley and Mr. Lorber has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.


                               Page 9 of 15 Pages

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A: Executive Officers and Directors of the Reporting Persons.

Exhibit B: Transactions in the Common Stock in the past 60 days.

Exhibit C: Joint Filing Agreement among the Reporting Persons.


                              Page 10 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      September 28, 2001

                                      NEW VALLEY CORPORATION

                                      By:  /s/ Richard J. Lampen
                                           -------------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      NEW VALLEY HOLDINGS, INC.

                                      By:  /s/ Richard J. Lampen
                                           -------------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      VGR HOLDING INC.

                                      By:  /s/ Richard J. Lampen
                                           -------------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      VECTOR GROUP LTD.

                                      By:  /s/ Richard J. Lampen
                                           -------------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President



                                           /s/ Bennett S. LeBow
                                           -------------------------------------
                                                    Bennett S. LeBow


                              Page 11 of 15 Pages

                                                                       EXHIBIT A


EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

         The names, present principal occupations or employment and business addresses of the executive officers and directors of each of the Reporting Persons are set forth below. If no address is given, the executive officer's or director's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person.

Vector Group Ltd.

Name                       Present Principal Occupation or Employment; Business
                           Address

Bennett S. LeBow           Chairman of the Board and Chief Executive Officer

Howard M. Lorber           Director; President and Chief Operating Officer

Richard J. Lampen          Executive Vice President

Joselynn D. Van Siclen     Vice President, Chief Financial Officer and Treasurer

Marc N. Bell               Vice President, Secretary and General Counsel

Robert J. Eide             Director; Chairman and Treasurer, Aegis Capital Corp.
                           (a registered broker dealer), 70 E. Sunrise Hwy.,
                           Valley Stream, NY 11581

Jeffrey S. Podell          Director; Chairman of the Board and President,
                           Newsote, Inc. (a privately-held holding company), 182
                           Gannet Court, Manhasset, NY 11030

Jean E. Sharpe             Director; private investor, 462 Haines Road, Mt.
                           Kisco, NY 10549

VGR Holding Inc.

Name                       Present Principal Occupation or Employment; Business
                           Address

Bennett S. LeBow           Chairman of the Board and Chief Executive Officer

Howard M. Lorber           Director; President and Chief Operating Officer

Richard J. Lampen          Executive Vice President

Joselynn D. Van Siclen     Vice President, Treasurer and Chief Financial Officer

Marc N. Bell               Vice President, Secretary and General Counsel

Robert J. Eide             Director; Chairman and Treasurer, Aegis Capital
                           Corp., 70 E. Sunrise Hwy., Valley Stream, NY 11581


                              Page 12 of 15 Pages

Jeffrey S. Podell          Director; Chairman of the Board and President,
                           Newsote, Inc., 182 Gannet Court, Manhasset, NY 11030

Jean E. Sharpe             Director; private investor, 462 Haines Road, Mt.
                           Kisco, NY 10549

New Valley Holdings, Inc.

Name                       Present Principal Occupation or Employment; Business
                           Address

Bennett S. LeBow           Chairman of the Board, President and Chief Executive
                           Officer

Richard J. Lampen          Director; Executive Vice President

Joselynn D. Van Siclen     Vice President, Treasurer and Chief Financial Officer

Marc N. Bell               Vice President, Secretary and General Counsel

New Valley Corporation

Name                       Present Principal Occupation or Employment; Business
                           Address

Bennett S. LeBow           Chairman of the Board and Chief Executive Officer

Howard M. Lorber           Director; President and Chief Operating Officer

Richard J. Lampen          Director; Executive Vice President and General
                           Counsel

J. Bryant Kirkland III     Vice President, Treasurer and Chief Financial Officer

Marc N. Bell               Vice President, Secretary and Associate General
                           Counsel

Henry C. Beinstein         Director; Executive Director, Schulte Roth & Zabel
                           LLP (a law firm), 900 Third Avenue, New York, NY
                           10022

Arnold I. Burns            Director; Managing Director, Arnhold and S.
                           Bleichroeder, Inc. (an investment bank), 1345 Avenue of the Americas, New York, NY 10105

Ronald J. Kramer           Director; Managing Director, Dresdner Kleinwort
                           Wasserstein (an investment bank), 1301 Avenue of the Americas, New York, NY 10019

Barry W. Ridings           Director; Managing Director, Lazard Freres & Co. LLC
                           (an investment bank), 30 Rockefeller Plaza, New York,
                           NY 10020

Victor M. Rivas            Director; Chairman and Chief Executive Officer,
                           Ladenburg Thalmann Financial Services Inc., 590
                           Madison Avenue, New York, NY 10022


                              Page 13 of 15 Pages

                                                                       EXHIBIT B

TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

                                  No. of Shares                 Price Per
  Name (1)           Date           Purchased                   Share (2)
  --------           ----         -------------                 ---------
New Valley          9/20/01           101,400                    $11.00
                                       98,600                     11.05




-------------------------------------------

(1)      With respect to New Valley, includes shares purchased by Alki.

(2)      Excludes brokerage commissions.


                              Page 14 of 15 Pages

                                                                       EXHIBIT C

                             JOINT FILING AGREEMENT

         New Valley Corporation, New Valley Holdings, Inc., VGR Holding Inc., Vector Group Ltd. and Bennett S. LeBow, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the
Schedule 13D filed herewith, and any amendment thereto, relating to the shares of Common Stock, $.001 par value per share, of Midas, Inc. are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.

Date:    September 28, 2001           NEW VALLEY CORPORATION

                                      By:  /s/ Richard J. Lampen
                                           -------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      NEW VALLEY HOLDINGS, INC.


                                      By:  /s/ Richard J. Lampen
                                           -------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      VGR HOLDING INC.


                                      By:  /s/ Richard J. Lampen
                                           -------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      VECTOR GROUP LTD.


                                      By:  /s/ Richard J. Lampen
                                           -------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President


                                           /s/ Bennett S. LeBow
                                           -------------------------------
                                                    Bennett S. LeBow



                              Page 15 of 15 Pages